Exhibit (j)(1)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of MainStay Funds Trust:

We consent to the use of our reports dated June 27, 2017, with respect to the financial statements of the MainStay Tax Advantaged Short Term Bond Fund and the MainStay Absolute Return Multi-Strategy Fund (each a “Fund” and collectively, the “Funds”), two of the funds constituting MainStay Funds Trust, as of and for the year ended April 30, 2017, incorporated herein by reference, and to the references to our firm under the heading "Financial Highlights" in the Prospectuses and in the introduction to and under the headings “Disclosure of Portfolio Holdings” and "Independent Registered Public Accounting Firm" in the Statement of Additional Information in this Registration Statement.

/s/ KPMG LLP

Philadelphia, Pennsylvania

August 24, 2017